SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM 1431-1

SEC (CUSIP) 20441B407 – Preferred “B” Shares

SEC (CUSIP) 20441B308 – Common Shares

LATIBEX 29922 – Preferred “B” Shares

NOTICE TO SHAREHOLDERS

As decided at the 94th Extraordinary Meeting of the Board of Directors held on August 17, 2010, payment of interest on own capital from fiscal year 2010 to shareholders registered as of August 20, 2010 will start on September 20 in lieu of dividend payments, pursuant to Law 9,249/95, the value of which shall be compensated upon determining the annual dividends for FY 2010 as follows:

1.       ADVANCE PAYMENT OF INTEREST ON OWN CAPITAL

1.1.    Gross Amount:            R$ 85,000,000.00

1.2.    Earnings per share

1.2.1.       For common shares............................................R$ 0.29662

1.2.2.       For preferred “A” shares....................................R$ 0.32638

1.2.3.       For preferred “B” shares....................................R$ 0.32638

1.3.    Taxes:           15%, as per Law 9.249/95

1.4.    Legal entities that are EXEMPTED from withholding Income Tax according to Brazilian legislation must submit proof of their status to the Company (address in item 4.1) by September 13, 2010, by means of a document issued by the Federal Revenue Service, or a legal decision or a declaration mentioning the Law relating to the exemption.

1.5.    Shares shall be traded ex-date as of (and including) August 23, 2010.

2.       MODES OF PAYMENT

2.1.    3.1.  Credit in banking account (as per the shareholder’s registration data).

2.2.    3.2.  Bank payment order.

3.       REGISTRATION

3.1.    Shareholders who opt for payment to be made to their bank account shall remit a letter containing the bank name, agency and account number, as well as due authorization for such (address in item 4.1).

4.       CUSTOMER SERVICE CENTER

4.1.    CURITIBA: Departamento de Acionistas e Custódia

Rua Coronel Dulcídio, 800 - 3.º andar                     Phone: 0800-41-2772           Fax: (41) 3331-2916

CEP 80420-170                                                        e-mail: acionistas@copel.com

4.2.    SÃO PAULO: Head Office

Alameda Santos, 1800 - 14.º andar - conj..14 b

CEP: 01418-200                                                          Phone/Fax: (11) 3289-7211

4.3.    INTERIOR REGION OF THE STATE OF PARANÁ: The Company's Branches

4.4.    4.4.  DEPOSITORY BANK OVERSEAS: The Bank of New York Mellon

Curitiba, August 17, 2010

Rafael Iatauro

CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.